Exhibit 99.3

CONVERSION AGREEMENT

This CONVERSION AGREEMENT (this “Agreement”), dated as of December 19, 2025, by and between Geely Sweden Automotive Investment AB, a private company incorporated under Swedish law (the “Holder”), and Polestar Automotive Holding UK PLC, a public limited company organized under the laws of England and Wales (the “Company”).

RECITALS:

WHEREAS, the Holder and the Company are parties to a Term Facility Agreement dated November 8, 2023 (the “Facility Agreement”) (capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Facility Agreement);

WHEREAS, on December 9, 2025, the Company completed a change the ratio of its Class A, Class B, Class C-1, and Class C-2 American Depositary Shares to the respective ordinary shares from 1:1 to 1:30;

WHEREAS, the Company is proposing to raise additional capital via private placements of Class A ADSs (as defined below) (each, a “Private Placement” and collectively, the “Private Placements”) with a view to raising in aggregate net proceeds not less than USD $300 million (the “Minimum Net Proceeds”);

WHEREAS, the parties have agreed to treat the Private Placements as a QEO (as defined in the Facility Agreement) and this Agreement serves as a QEO Exercise Notice (as defined by the Facility Agreement), pursuant to which the Holder and the Company agree to convert (the “Conversion”) as set forth below a certain amount of the principal and accrued and unpaid interest outstanding under Loans made pursuant to the Facility Agreement into a certain number of Class A ordinary shares of the Company of nominal value of $0.01 each (the “Class A Ordinary Shares”), represented by Class A American Depositary Shares (each, a “Class A ADS” and collectively, the “Class A ADSs”), subject to the terms and conditions set forth herein (such transaction, the “Geely Loan Conversion”);

WHEREAS, the parties intend that the Geely Loan Conversion and the issuance of the Conversion Shares (as defined below) to the Holder pursuant hereto shall be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in relation to Section 3(a)(9) thereof, it being understood that (i) the Company and the Holder are the only parties to the exchange, (ii) the Conversion involves the exchange of the Converted Amount (as defined below) for the Conversion Shares and no other consideration, and (iii) neither the Company nor any person acting on its behalf, nor the Holder, has paid or will pay any commission or other remuneration, directly or indirectly, for soliciting such exchange;

WHEREAS, each Private Placement may have one or more closings, with the closing(s) of the Private Placements for an aggregate of at least the Minimum Net Proceeds referred to herein as the “Final Private Placement Closing”;

WHEREAS, the Holder intends to transfer all of its rights and obligations under the Facility Agreement and this Agreement to its wholly-owned subsidiary, Geely Sweden Automotive Investment B.V. before the Closing; and

WHEREAS, the Final Private Placement Closing shall take place prior to the Geely Loan Conversion.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Holder and the Company acknowledges and agrees as follows:

1.            Conversion.

a.            As of the date hereof, the total amount owed under the Loans made pursuant to the Facility Agreement, including accrued and unpaid interest, is approximately USD 300.1 million (the “Amount Owed”). Subject to the terms and conditions of this Agreement, the Holder and the Company agree to convert USD 300 million of the Amount Owed (the “Converted Amount”), in multiples of USD 1,000, being USD 250 million of the principal and USD 50 million of the interest accrued, into 465,356,773.50 Class A Ordinary Shares represented by 15,511,892 Class A ADSs (the “Conversion Shares”), at a conversion price equal to USD 19.34 per Class A ADS (the “Conversion Price”).

b.            The relevant number of Conversion Shares will be determined by dividing the Converted Amount by the Conversion Price, and rounding the result down to the nearest whole number of Class A Ordinary Shares. Fractions of Class A ADSs will not be delivered upon conversion; instead, the value of any such fractional Class A ADSs shall be deemed forgiven and of no further effect. The Holder shall have no right to receive any cash or other consideration in lieu of such fractional Class ADSs.

c.            The Company hereby agrees to issue to the Holder and ensure are credited to the Holder’s designated account, the Conversion Shares free and clear of any liens or other encumbrances (other than those arising under applicable securities laws), all on the terms, and subject to the conditions provided for herein. Such Conversion Shares shall rank pari passu in all respects with existing Class A Ordinary Shares and the Company shall update its register of members and instruct the depositary to deliver the Conversion Shares. In the event that any of the Closing Conditions are not satisfied, or in the event of the termination of this Agreement in accordance with the terms hereof, this Agreement shall have no further force or effect; provided, however, that any accrued rights, obligations, and liabilities of the parties as of the date of termination, and any provisions of this Agreement which by their nature are intended to survive termination (including, without limitation, Section 9 (Miscellaneous), clauses a, b, and c; Section 10 (Governing Law); and Section 11 (Jurisdiction)), shall survive such termination and remain in full force and effect. The issuance and delivery of the Class A ADSs evidencing the Conversion Shares shall be effected in accordance with the terms of the deposit agreement relating to the Company’s American depositary share program, including the deposit of the Class A Ordinary Shares with the custodian, the satisfaction of any applicable procedures of the depositary and the application of any required legends, and the Holder acknowledges that the depositary may require such opinions of counsel or other documentation as it deems reasonably necessary in connection therewith.

d.            Upon delivery of the Conversion Shares to the Holder, and the payment of any accrued but unpaid interest (that is not included in the Converted Amount) up to (but excluding) the Closing Date, any Break Costs and any other fees or expenses payable by the Company under the Facility Agreement, accrued but not paid by the Company at such date, the Converted Amount shall be deemed repaid and discharged.

2.            Closing. The closing of the Geely Loan Conversion (the “Closing” and such date, the “Closing Date”) shall take place on the second business day following the day on which all of the closing conditions set forth in Section 3 have been satisfied or at such other time as the Company and the Holder may mutually agree.

3.            Closing Conditions. The obligation of the parties hereto to consummate the Closing is also subject to the satisfaction or waiver, in writing, of each of the following conditions:

a.            all representations and warranties of the Company and the Holder contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects), and consummation of the Closing shall constitute a reaffirmation by each of the Company and the Holder of each of its representations and warranties contained in this Agreement as of the Closing Date; provided that neither the Company nor the Holder may rely on this closing condition if the failure of this closing condition to be satisfied results from the failure of such party’s representations and warranties to be so true and correct or a breach by such party of any of its covenants or agreements contained herein;

b.            no statute, law (including common law), act, code, ordinance, rule, regulation or governmental order or other legal restraint or prohibition issued by any court of competent jurisdiction or other applicable governmental authority preventing the consummation of the transactions contemplated hereunder shall be in effect;

c.            the Final Private Placement Closing shall have occurred for an aggregate of at least the Minimum Net Proceeds;

d.            the Holder shall have transferred all of its rights and obligations under the Facility Agreement and this Agreement to its wholly-owned subsidiary, Geely Sweden Automotive Investment B.V., and all the requirements under the term loan facility provided under the Facilities Agreement dated February 22, 2024 among the Company, as borrower, and the lenders thereunder, in connection with such transfer shall have been satisfied, including that Geely Sweden Automotive Investment B.V. shall have acceded to the subordination agreement dated February 22, 2024 between among others the Company, as borrower, and Standard Chartered Bank, as agent, in accordance with the terms of clause 12.4 (Accession) thereof;

e.            each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided that neither the Company nor the Holder may rely on this closing condition if the failure of this closing condition to be satisfied results from a breach by such party of any of its covenants or agreements contained herein; and

f.            any and all consents, authorizations (including regulatory authorizations from governmental authorities), filings, registrations or other approvals (the “Approvals”) required prior to the Closing in connection with the transactions contemplated hereunder shall have been received or otherwise obtained and any waiting periods required under any of such Approvals shall have expired or been terminated.

4.            Further Assurances. At the Closing, the Company and the Holder shall execute and deliver such additional documents and take such additional actions as they reasonably may deem to be practical and necessary in order to consummate the Conversion contemplated by this Agreement.

5.            Company Representations and Warranties. The Company represents and warrants to the Holder that as of the date of this Agreement and as of the Closing Date:

a.            The Company is duly incorporated and validly existing as a public company limited by shares under the laws of England and Wales and has the power to own its assets and carry on its business as it is being conducted.

b.            The Company has all requisite power and authority to enter into, perform and deliver this Agreement and has taken all necessary action to authorize such entry, performance and delivery. This includes carrying out its obligations hereunder and consummating the transactions contemplated hereby, including the issuance of the Conversion Shares to the Holder in accordance with the terms hereof.

c.            As of the Closing Date, the Conversion Shares will be duly authorized and, when issued and delivered to the Holder against full payment for the Conversion Shares in accordance with the terms of this Agreement by giving effect to the Geely Loan Conversion, the Conversion Shares will be validly issued and fully paid and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents or under the laws of England and Wales or any liens or other encumbrances. The Company has available for issue and authority to allot, free from pre-emption rights, a sufficient number of Class A Ordinary Shares to satisfy its obligations under this Agreement.

d.            The execution, delivery and performance by the Company of this Agreement and of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Conversion Shares to the Holder in accordance with the terms hereof, (i) are within the powers of the Company and (ii) have been or will be as of the Closing Date duly authorized by all requisite action on the part of the Company, and no other action on the part of the Company is necessary to authorize this Agreement or, as of the Closing Date, the consummation of the transactions contemplated hereby, including the issuance of the Conversion Shares to the Holder in accordance with the terms hereof. This Agreement has been duly authorized, executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Holder) this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or applicable equitable principles (whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

e.            The issuance of the Conversion Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the Conversion will not (i) result in, or would reasonably be expected to result in, a breach or violation of any of the terms or provisions of, or constitute a default under, any applicable law, regulation, agreement or instrument binding upon the Company, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or the Company’s business of the design, manufacture, production, sale and lease of passenger vehicles (the “Business”), that would be reasonably be expected to have a material adverse effect on the business, properties, assets, operations, financial condition or results of operations of the Business or the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or affect the validity of the Conversion Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational and constitutional documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or affect the validity of the Conversion Shares or the legal authority of the Company to comply in all material respects with this Agreement. No Event of Default (as defined in the Facility Agreement) is continuing or might reasonably be expected to result from the execution of this Agreement, and no other event or circumstance exists which constitutes a default under any other agreement binding on the Company or its assets which would reasonably be expected to have a Material Adverse Effect.

f.            The Company acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Conversion Shares or made any findings or determination as to the fairness of this investment.

g.            The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Holder could become directly liable.

h.            Assuming the accuracy of the representations and warranties of the Holder in Section 6, (i) no registration of the Conversion Shares will be required under the Securities Act in connection with the Conversion by the Holder and (ii) the issuance and sale of the Conversion Shares will be done in accordance with The Nasdaq Capital Market rules, including applicable exemptions therefrom.

i.            Assuming the accuracy of the Holder’s representations and warranties set forth in Section 6, the Company is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Conversion Shares pursuant to this Agreement.

j.            A copy of each form, report, statement, schedule, prospectus, registration statement and other document filed by the Company on or prior to the Closing Date (the “SEC Documents”) is available to the undersigned via the EDGAR system of the U.S. Securities and Exchange Commission (the “SEC”). None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about the Company’s affiliates contained in any SEC Document to be filed by the Company the representation and warranty in this sentence is made to the Company’s knowledge. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents.

k.            The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

l.            Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company as of the date of this Agreement, threatened in writing against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

m.            The Company is not and, after giving effect to the transactions contemplated by this Agreement, will not be, an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940.

n.            Neither the Company nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Conversion Shares. The Conversion Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

6.            Holder Representations and Warranties. The Holder represents and warrants to the Company that as of the date of this Agreement and as of the Closing Date:

a.            The Holder has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.

b.            The execution, delivery and performance by the Holder of its obligations under this Agreement (i) are within the powers of the Holder, (ii) have been duly authorized by all requisite action on the part of the Holder and (iii) will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Holder is a party or by which the Holder is bound, and will not violate any provisions of the Holder’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. This Agreement has been duly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company) constitutes a legal, valid and binding obligation of the Holder, and this Agreement is enforceable against the Holder in accordance with its terms, except as the enforceability hereof may be limited by Enforceability Exceptions.

c.            The Holder understands that the Conversion Shares are being offered in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Holder set forth herein in order to determine the availability of such exemptions and the eligibility of the Holder to receive the Conversion Shares.

d.            The Holder acknowledges and agrees that the Conversion Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the offer and sale of the Conversion Shares to the Holder pursuant hereto are being made pursuant to a transaction exempt from the registration requirements of the Securities Act in reliance on Section 3(a)(9) thereof and the Conversion Shares will constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. The Holder acknowledges and agrees that the Conversion Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Holder absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) above in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Conversion Shares will be subject to a restrictive legend to such effect. The Holder acknowledges that the Conversion Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 or Rule 144A promulgated under the Securities Act. The Company makes no representation or warranty to the Holder as to whether or when the Conversion Shares, or any Class A ADSs representing the Conversion Shares, will be eligible for resale under Rule 144 or Rule 144A of the Securities Act. The Holder acknowledges and agrees that the Conversion Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Holder may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Conversion Shares and may be required to bear the financial risk of an investment in the Conversion Shares for an indefinite period of time. The Holder acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Conversion Shares.

e.            The Holder understands that the certificates (if any) evidencing the Conversion Shares and any book-entry positions or notations and any American depositary receipts evidencing the Class A ADSs representing the Conversion Shares (and any securities issued in respect thereof or in exchange therefor) will bear or be subject to, as applicable, the following legend (or notation) and such other legends (or notations) as may be required by applicable securities laws or the depositary:

‘THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL, IS AVAILABLE.

THE SECURITIES REPRESENTED HEREBY ARE HELD BY A PERSON WHO MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNLESS THE ISSUER HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT THE SHARES MAY BE SOLD PURSUANT TO RULE 144 OR ANOTHER AVAILABLE EXEMPTION UNDER SUCH ACT AND THE RULES AND REGULATIONS THEREUNDER.’

f.            The Holder acknowledges that there have been no representations, warranties, covenants and agreements made to the Holder by or on behalf of the Company, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement.

g.            The Holder acknowledges that the Conversion Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

h.            The Holder acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Conversion Shares or made any findings or determination as to the fairness of this investment.

i.            The Holder is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A.

7.            Registration Rights. The Company will grant certain registration rights to the Holder pursuant to a registration rights agreement to be entered into in connection with the Closing by and between the Company and the Holder (as subsequently amended, the “Registration Rights Agreement”). The Company hereby agrees to include the Conversion Shares received pursuant to this Agreement in the definition of “Registrable Securities” in the Registration Rights Agreement and thereby extend applicable registration rights to the Conversion Shares. In furtherance of the foregoing, the Company shall also, as soon as practicable but in any event no later than the date that is 90 days after the Closing Date, file a new Form F-3 Shelf (as defined in the Registration Rights Agreement) in view of permitting the public resale by the Holder of the Conversion Shares and cause such registration statement to become effective as soon as practicable after such filing.

8.            Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of:

a.            the mutual written agreement of each of the parties hereto to terminate this Agreement; or

b.            if the Closing has not occurred within 12 months from the date of this Agreement;

provided, that (i) nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach; and (ii) any accrued rights, obligations, and liabilities of the parties as of the date of termination, and any provisions of this Agreement which by their nature are intended to survive termination (including, without limitation, Section 9 (Miscellaneous), clauses a, b, and c; Section 10 (Governing Law); and Section 11 (Jurisdiction)), shall survive such termination and remain in full force and effect.

9.            Miscellaneous.

a.            Neither this Agreement nor any rights or obligations that may accrue to the Holder hereunder may be transferred or assigned, in whole nor in part, without the prior written consent of the Company, which may be withheld by the Company in its absolute discretion, other than an assignment to any affiliate of the Holder, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Agreement in the form attached hereto as Exhibit A or a separate conversion agreement in substantially the same form as this Agreement.

b.            The Company may request from the Holder such additional information as the Company may deem necessary to register the resale of the Conversion Shares and to evaluate the eligibility of the Holder to receive the Conversion Shares, and the Holder shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures provided that the Company agrees to keep any such information confidential and not disclose such information other than (i) to its and its affiliates’ employees, advisers and representatives who need to know such information in connection with the transactions contemplated hereby and who are subject to customary confidentiality obligations, or (ii) to the extent required to be disclosed by applicable law, including the securities laws or in connection with such filings, or The Nasdaq Capital Market. The Holder acknowledges that the Company may file a copy of this Agreement with the SEC.

c.            Each of the parties acknowledges that the other party will rely on the acknowledgments, understandings, agreements, representations and warranties of it contained in this Agreement. Prior to the Closing, each party agrees to promptly notify the other party if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate.

d.            Each of the parties is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

e.            This Agreement may not be terminated other than pursuant to the terms of Section 8 above. The provisions of this Agreement may not be modified, amended or waived or terminated except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

f.            This Agreement (and any other agreements executed and delivered in connection with the Geely Loan Conversion to which the Holder is party, if any) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Agreement shall not confer any third-party beneficiary, or other rights or remedies upon any person other than the parties hereto and their respective successors and assigns and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

g.            Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

h.            If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

i.            This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other parties hereto by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature (including www.docusign.com), each of which shall be deemed an original.

j.            Any notice or communication required or permitted hereunder to be given to the Holder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth in the Facility Agreement, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) five business days after the date of mailing to the address included on the signature page hereto or to such other address or addresses as the Holder may hereafter designate by notice to the Company.

10.            Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with English law.

11.            Jurisdiction.

a.            The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or the consequences of its nullity or any non-contractual obligations arising out of or in connection with this Agreement) (a “Dispute”).

b.            The Company agrees that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly the Company will not argue to the contrary.

c.            Notwithstanding paragraphs a and b above, the Holder may take proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Holder may take concurrent proceedings in any number of jurisdictions.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Holder has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below.

For and on behalf of GEELY SWEDEN AUTOMOTIVE INVESTMENT AB

By:	/s/ Per Ansgar
Name:	Per Ansgar
Title:	Chair

Dated: December 19, 2025.

[Signature Page to the Conversion Agreement]

IN WITNESS WHEREOF, the Company has accepted this Agreement as of the date set forth below.

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Michael Lohscheller
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:	/s/ Jean-François Mady
Name:	Jean-François Mady
Title:	Chief Financial Officer

Date: December 19, 2025

[Signature Page to the Conversion Agreement]

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF HOLDER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.	☒ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☒ We are not a natural person.

This page should be completed by the Holder
and constitutes a part of the Agreement.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Holder has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Holder and under which the Holder accordingly qualifies as an “accredited investor.”

☐      Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐      Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐      Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☒      Any organization described in Section 501(c)(3) of the Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐      Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐      Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Exhibit A

Form of Joinder Agreement

Joinder Agreement

________, ____

Reference is made to that certain Conversion Agreement dated December ___, 2025, a copy of which is attached hereto (the “Conversion Agreement”), by and between Geely Sweden Automotive Investment AB, a private company incorporated under Swedish law (the “Holder”), and Polestar Automotive Holding UK PLC, a public limited company organized under the laws of England and Wales.

The undersigned signatory, in order to become the assignee of the Holder of its right title and interest in the Conversion Agreement, hereby agrees that by the undersigned’s execution hereof, the undersigned is a party to the Conversion Agreement subject to all of the rights, restrictions, conditions and obligations set forth in the Conversion Agreement that are applicable to the Holder. This Joinder Agreement shall take effect and shall become a part of the Conversion Agreement as of the date first written above, at which time the Conversion Agreement shall cease to be binding on Geely Sweden Automotive Investment AB and shall become binding on the undersigned signatory.

[________________________________]

By:
Name:
Title:

ACCEPTED:

For and on behalf of GEELY SWEDEN AUTOMOTIVE INVESTMENT AB

By:
Name:
Title: